June 28, 2019

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technologies and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Kathleen Collins

Rebekah Lindsey

Barbara C. Jacobs

Matthew Crispino

Re:	Medallia, Inc.

Registration Statement on Form S-1

Filed June 21, 2019

File No. 333-232271

Ladies and Gentlemen:

On behalf of our client, Medallia, Inc. (“Medallia” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated June 25, 2019, relating to the above referenced Registration Statement on Form S-1 filed with the Commission on June 21, 2019 (the “Registration Statement”). We are concurrently filing via EDGAR this letter and a revised Registration Statement (the “Revised Registration Statement”). For the Staff’s reference, we are providing to the Staff by overnight delivery copies of this letter as well as both a clean copy of the Revised Registration Statement and a copy marked to show all changes from the Registration Statement filed on June 21, 2019.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and Staff comments below (which are references to the Registration Statement filed on June 6, 2019), all page references herein correspond to the Revised Registration Statement.

Securities and Exchange Commission

June 28, 2019

Form S-1 filed June 21, 2019

Prospectus Summary

Overview, page 1

1.

We note your revised disclosures in response to prior comment 1. Please provide an additional explanation of how this metric, which is determined at a point in time and for which you have no comparable prior period data, demonstrates the “addictiveness” of your application. In this regard, a demonstration of repeated and regular usage would seem to be a comparison of how many users either continue to access, or increase their access, over time. Please explain or revise your discussion regarding the usefulness of this measure.

The Company respectfully advises the Staff that it has revised the disclosure on pages 2, 5, 103, and 108 to remove the statement regarding how the Company’s engagement metric demonstrates the addictiveness of its applications.

2.

Your revised disclosures in response to comment 2 include numerous measures throughout the filing based on customer count at the parent company level. For instance, you discuss customers with greater than 1,000 employees, dollar-based net revenue retention rate, breakdown of customers by industry, total addressable market, top 10 customers, change in cohort’s average billing, etc., all of which are based on a parent company level customer count. Please explain further why you believe a customer count based on the invoiced entity level is relevant to an investor when these other measures are based on a significantly lower customer count, or consider revising your disclosures to present your customer count and number of new customers based on the parent company level. At a minimum, throughout the filing wherever you discuss measures based on a parent level customer count, revise to disclose the number of customers used in such calculations.

The Company respectfully advises the Staff that it has revised the disclosure on pages 2, 3, 4, 5, 7, 8, 19, 22, 75, 76, 103, 105, 106, 108, 109, 111, 112 and 114 to include the number of customers at the parent company level in the places where there is discussion of measures based on such parent level company count.

*****

Securities and Exchange Commission

June 28, 2019

Please direct any questions regarding the Company’s responses or the Revised Registration Statement to me at (650) 565-3574 or rpavri@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Rezwan D. Pavri
Rezwan D. Pavri

cc:	Leslie J. Stretch, Medallia, Inc.

Roxanne M. Oulman, Medallia, Inc.

Alan K. Grebene, Medallia, Inc.

Steven E. Bochner, Wilson Sonsini Goodrich & Rosati, P.C.

Andrew T. Hill, Wilson Sonsini Goodrich & Rosati, P.C.

Eric C. Jensen, Cooley LLP

Kristin E. VanderPas, Cooley LLP

Charles S. Kim, Cooley LLP